Exhibit 21.1

Subsidiaries of Registrant

Legal Name	Jurisdiction of Incorporation
Houlihan Lokey Capital (Holdings) Limited	England
Houlihan Lokey Capital, Inc.	California
Houlihan Lokey Financial Advisors, Inc.	California
Houlihan Lokey EMEA, LLP	England
Houlihan Lokey (Europe) GmbH	Germany
Houlihan Lokey Corporation	Japan
Houlihan Lokey Advisors, LLC	Delaware
Houlihan Lokey (UK Holdings) Limited	England